Stradley Ronon Stevens & Young, LLP 191 North Wacker Drive Suite 1601 Chicago, IL 60606 Telephone 312.964.3500 Fax 312.964.3501 www.stradley.com

November 7, 2023

Filed via EDGAR
Mr. Aaron Brodsky
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549-9303

Re:	Macquarie ETF Trust (the “Registrant”)
(File Nos. 333-273398 and 811-23890)

Dear Mr. Brodsky:

On behalf of the Registrant, below are responses to the comments provided us on August 23, 2023 with regard to the Registrant’s initial registration statement on Form N-1A (the “Initial Filing”) relating to (i) the Macquarie Sustainable Global Listed Infrastructure ETF (“Infrastructure Fund”); (ii) the Macquarie Energy Transition ETF; and (iii) the Macquarie Tax-Free USA Short Term ETF, each a new series of the Registrant (each a “Fund” and collectively, the “Funds”).  The Initial Filing was filed with the U.S. Securities and Exchange Commission (“Commission”) on July 24, 2023 (Accession No. 0001137439-23-000915).

Below we have provided your comments and the Registrant’s responses to them. Where responses indicate revised disclosure, the Registrant will file a pre-effective amendment to the Registrant’s registration statement on Form N-1A to reflect those changes.

PROSPECTUS
Fund Summaries--Principal Investment Strategies (Infrastructure Fund) (pages 1 – 2)
1.	Comment: Please expressly describe how the Infrastructure Fund will invest its assets in investments that are tied economically to a number of countries throughout the world.
Response:  The Registrant has added the following disclosure following the first sentence of the first paragraph under the Fund’s principal investment strategies section: “The Fund will invest in securities of companies that are located throughout the world, including the United States. The Fund may rely on the country where the issuer is incorporated, is headquartered or has its principal place of business in determining the

Mr. Aaron Brodsky
U.S. Securities and Exchange Commission
November 7, 2023

location of an issuer.”

2.	Comment: Please explain whether the Fund considers “infrastructure” to be a sector or an industry, and please explain why.

Response: The Infrastructure Fund considers the various types of companies in which it invests to be part of the “infrastructure industry,” a term that is commonly used to refer to companies involved in the basic physical systems necessary for the functioning of society, including companies involved in the production of public goods or processes related to physical structures and materials, such as transportation systems, communication networks, and utilities, among others. The Fund notes that the prospectus in the Initial Filing includes a definition of what the Fund considers to be companies in the infrastructure industry, which includes companies in the utilities, energy, transportation, and communications sectors. This definition is consistent with how the infrastructure industry is defined by other registered funds with investment strategies focused in this industry.  The Fund also has included an “infrastructure industry risk” in the prospectus to disclose to investors the risks unique to these types of companies. In light of this investment strategy, and given that infrastructure-related companies have similar “particular characteristics,” the Fund has adopted an 80% investment policy, pursuant to Rule 35d-1, to invest 80% of its net assets, plus the amount of any borrowings for investment purposes, in global listed infrastructure companies.

3.
Comment:  The first paragraph describes the Infrastructure Fund’s sustainable investment criteria and references the Fund’s proprietary process for identifying investments that exhibit certain attributes. Please describe the Fund’s due diligence practices in applying its screening criteria. For example, although the Fund uses a proprietary process, does it rely on third-party data? If so, please disclose additional information about the use of third-party data. Explain whether the Fund’s sustainability criteria are applied to every investment the Fund makes, or only to some of its investments. Disclosure should also, if accurate, state that an investment could be made in a company that scores poorly on ESG if it scores strongly on other non-ESG factors that are considered.

Response:  The Registrant has revised the disclosure as follows:

Mr. Aaron Brodsky
U.S. Securities and Exchange Commission
November 7, 2023

“When assessing whether a company meets the Manager's sustainability objectives noted above, the Manager will rely on third-party data providers such as non-governmental organizations, sell-side research and environmental, social and governance (ESG) data providers, company websites and other disclosures, typically through corporate sustainability reports, public commitments or other investor communications, as well as information obtained from direct engagement with a company. In selecting Fund investments, the Manager also applies a harm-based exclusion screening process to exclude certain companies involved in coal, weapons, and tobacco industries, or that have serious violations of the UN Global Compact. The Fund may invest up to 20% of its net assets in securities that do not meet the Fund's sustainable investment criteria of climate change mitigation, climate change adaptation and/or positive social impact so long as such securities meet the harm-based exclusion screen test. While the Manager identifies and selects the data points it deems relevant to meeting the Fund's harm-based exclusion screening criteria, metrics relating to this criteria will be obtained primarily from external sources, including company websites and other disclosures and third-party data providers such as non-governmental organizations, sell-side research and ESG data providers.”

4.	Comment: The fourth sentence of the first paragraph references “resilience and reliability.” Please further explain how the Fund is defining each of these terms.

Response:  Resilience and reliability are closely linked, with resilience being one key driver of reliability. Reliability refers to the ability of users of infrastructure assets to enjoy access to services as required. Increased reliability can also be achieved by ensuring infrastructure assets have sufficient capacity, ability to withstand variable supply and demand (in electricity networks for instance), and ability to withstand planned and unplanned outages. The Registrant utilizes the definition of resilience as defined by the Organisation for Economic Co-operation and Development (OECD), which is, in part, as follows: “The defining characteristic of climate-resilient infrastructure is that it is planned, designed, built and operated in a way that anticipates, prepares for, and adapts to changing climate conditions. It can also withstand, respond to, and recover rapidly from disruptions caused by these climate conditions.”

5.
Comment:  The fifth sentence of the first paragraph states that the Fund may invest in infrastructure companies that are generating positive social impact “through the promotion of social inclusion and equal access to infrastructure assets…”. Please clarify the meaning of the phrase “social inclusion” in this context, including how “social inclusion” may differ from the concept of “equal access.”

Response: “Social inclusion” refers to making infrastructure services available to those who do not currently have access. For example, it refers to the expansion of communications infrastructure to deliver services to communities that do not currently have them. “Equal access” refers to seeking equality of access to services for customers regardless of financial status, through reduced prices for example. The Registrant has revised the disclosure accordingly:

“The Fund may also invest in infrastructure companies that are generating positive social impact through the promotion of social inclusion (i.e., expanding the availability of infrastructure services) and equal access to infrastructure assets (i.e., ensuring the provision of services regardless of financial status) that are essential for daily life and economies, such as energy, sanitation, transport and digital connectivity.”

6.
Comment: The first sentence of the third paragraph references pure infrastructure assets, including “user demand and transportation.” Please clarify the meaning of the phrase “user demand” in this context.

Response: The Registrant has deleted the term “user demand.”

Mr. Aaron Brodsky
U.S. Securities and Exchange Commission
November 7, 2023

Fund Summaries--Principal Risks (Infrastructure Fund) (pages 2 – 4)
7.
Comment:  The seventh Principal Risk factor references foreign and emerging market risks, but the Principal Strategy section for this Fund does not mention investments in emerging markets. If investments in emerging markets comprise a principal strategy for this Fund, please supplement the relevant Principal Strategy section accordingly. Alternatively, please remove emerging markets risk from the Principal Risk section for the Fund. Please also disclose how the Fund is defining “emerging markets,” as appropriate.

Response:  The Registrant has added the following language to the Fund’s Principal Investment Strategies section:

“The Fund may invest in equity securities of non-U.S. companies located in emerging market countries. Emerging market countries include those currently considered to be developing by the World Bank, the United Nations, or the countries’ governments. The Fund will primarily invest in emerging markets securities of countries included in the MSCI Emerging Markets Index.”

8.
Comment:  The thirteenth Principal Risk factor references “IBOR risk.” Based on the Fund's strategy disclosure, it does not appear that the Fund is investing in instruments that pay interest based on LIBOR (e.g., certain derivatives or leveraged loans). Please explain why this is a principal risk for the Fund given the Fund’s current strategy disclosure.

Response: The Registrant confirms that it has removed “IBOR risk” from the Fund’s principal risks disclosure.
Fund Summaries--Principal Investment Strategies (Energy Transition Fund) (pages 6 – 8)
9.
Comment:  The first sentence of the first paragraph indicates that the Fund will invest in securities in various sectors, including “materials.” Please clarify how the Fund is defining “materials.” Please also explain how investments in the “materials” sector is consistent with the Fund’s focus on “transition enablers.”

Response:  The materials sector consists of companies involved in metals and mining extraction, and refining and processing, as well as companies in the chemical and industrial gas industries.  The Energy Transition Fund’s investments in such companies within the materials sector is consistent with the Fund’s focus on “transition enablers” because such companies provide the inputs or elements that will allow the production of significant non-hydrocarbon energy and power and, as such, enable energy transition.  Examples include copper, a key material in electric vehicles and transmission wires; ammonia, which can provide low carbon liquid fuels; and hydrogen, which can help with decarbonization.

Mr. Aaron Brodsky
U.S. Securities and Exchange Commission
November 7, 2023

10.
Comment:  The first sentence of the first paragraph references “the Fund’s investment criteria noted below.” Because several criteria are described in subsequent disclosures, please more specifically reference the relevant criteria for purposes of the Fund’s 80% policy.

Response:  The Registrant has added the following sentence after the first sentence of the first paragraph in the Fund’s principal investment strategies section: “The investment criteria includes companies that meet the Manager’s definition of “transition enablers” or “responsible producers,” as further described below.”

11.
Comment:  The third sentence of the second paragraph indicates that transition enablers have a “significant portion” of their business committed to certain activities. Please disclose how the Fund is defining “significant portion.”

Response:  The Registrant has amended the third sentence of the second paragraph as follows:

“The Manager considers companies to be “transition enablers” that have a portion of their business committed to actively developing, and/or exposed to, products and services designed to produce lower-emitting alternatives to fossil fuels, or providers of services or materials required for the energy transition or low greenhouse gas energy production.”

12.
Comment:  The third sentence of the second paragraph references providers of services or materials “required” for the energy transition or low greenhouse gas energy production. Please more specifically define how the Fund determines if a provider of services or materials is “required” for the energy transition or low greenhouse gas energy production.

Response:  The disclosure is not intended to state that a provider is required; rather, what is required is the services or materials provided by such a provider. To clarify how the Registrant identifies such requisite materials and services, the Registrant has added the following disclosure following the last sentence of the second paragraph:

“In seeking to identify “transition enablers,” the Manager uses proprietary and third-party research to determine what technologies have the greatest likelihood of succeeding and profiting from the energy transition.   The Manager then uses this macro view to determine the individual components and services that will be required to fully deploy these technologies.  For example, the Manager believes the deployment of solar, wind power and electric vehicles are likely to witness an increase in demand from the energy transition, while basic materials essential to the production and implementation of such technologies (e.g., copper or aluminum), will also serve as catalysts for an energy transition.”

Mr. Aaron Brodsky
U.S. Securities and Exchange Commission
November 7, 2023

13.
Comment: The last sentence of the third paragraph references companies that need to operate in a socially responsible manner while ensuring proper governance, especially when operating in higher risk jurisdictions. Please describe the criteria used to determine if a company operates in a socially responsible manner and ensures proper governance. Please also clarify what makes a jurisdiction “higher risk” in this context.

Response: Extraction industries, namely oil and gas and mining companies, many times operate in higher risk jurisdictions around the world.  These higher risk jurisdictions can be plagued by corruption, poverty, and violence, in addition to looser safety regulations, child labor risks, modern slavery risks, and bribery, among other social and governance issues.  The Manager carefully analyzes each company, utilizing company disclosures, third-party research and proprietary analysis, to determine whether a company is properly identifying, monitoring and addressing these social and governance issues and risks.  The Registrant has added the following disclosure in response to the comment:

“Higher risk jurisdictions” are those that may have corruption, poverty, and violence, in addition to looser safety regulations, child labor risks, modern slavery risks, and bribery. The Manager carefully analyzes each company, utilizing company disclosures, third party research and proprietary analysis, to determine whether a company is properly identifying, monitoring and addressing these social and governance issues and risks, particularly when such companies operate in jurisdictions exhibiting these high-risk characteristics.”

14.
Comment:  The first sentence of the sixth paragraph refers to the use of a proprietary fundamental process to analyze sustainable, investable opportunities. Please explain whether the Fund’s proprietary environmental framework criteria are applied to every investment the Fund makes, or only to some of its investments. Additionally, disclosure should, if accurate, state that an investment could be made in a company that scores poorly on ESG if it scores strongly on other non-ESG factors that are considered.

Response: The Registrant has added the following disclosure at the end of the sixth paragraph:

“Also, investments can be made in securities that may score poorly on a particular ESG metric if the risk is properly disclosed and is being monitored and addressed and the company otherwise passes the Manager's screen of “transition enablers” and “responsible producers.” The Manager's proprietary fundamental process analyzes the environmental attributes of portfolio companies involved in oil and gas and materials extraction, refining or fabrication.  For companies involved in renewable energies or lower carbon technologies, the environmental and sustainability attributes are analyzed using third party research.  Investments can be made in securities that may have been identified as having heightened environmental, social or governance risks if those risks are properly disclosed and are being monitored and addressed.”
Fund Summaries--Principal Risks (Energy Transition Fund) (pages 8 – 9)

Mr. Aaron Brodsky
U.S. Securities and Exchange Commission
November 7, 2023

15.	Comment: Please consider whether risk disclosure relating to the Fund’s use of one or more third-party data providers is appropriate, since criteria used by providers can differ significantly.
Response:  The Registrant has revised the prospectus to include the following risk disclosure regarding the use of third-party data providers:
Third party data provider risk - In evaluating issuers, the Manager may rely upon information and data, including from third-party data providers and companies. The data obtained from third-party data providers or companies may be limited, incomplete, inaccurate, or unavailable, or may present conflicting information and data with respect to an issuer, which in each case could cause the Manager to incorrectly assess an issuer’s business practices as they relate to the Fund’s investment criteria. In addition, such third-party data may include quantitative and/or qualitative measures, and consideration of this data may be subjective. Different methodologies may be used by such providers and may lack standardization, consistency, and transparency. As a result, there exists a risk that the Manager may incorrectly assess a security or company, resulting in the incorrect inclusion or exclusion of a security in the Fund’s portfolio, or that the Fund may underperform funds that do not screen or score companies based on similar investment criteria or funds that use different third-party data providers.

16.
Comment:  Consider adding risk disclosure specific to the energy industry, in addition to the general industry, sector, and infrastructure industry risks that are already included.

Response: The Registrant has added the following risk disclosure regarding the energy industry:

Energy industry risk - Companies engaged in the transportation, storage, processing, refining, marketing, exploration, production, and mining of minerals and natural resources are subject to many risks that can negatively impact the revenues and viability of companies in this industry.  These risks include, but are not limited to, commodity price volatility risk, supply and demand risk, reserve and depletion risk, operations risk, regulatory risk, environmental risk, terrorism risk and the risk of natural disasters. For example, the price of energy securities may fluctuate due to real and perceived inflationary trends and the (often rapid) changes in supply of, or demand for, various natural resources; both domestic and international political and economic developments; the cost required to comply with environmental safety regulations; changes in methods for conserving energy; environmental incidents; and the uncertain success rates for exploration projects.

17.
Comment:  The ninth Principal Risk factor references “IBOR risk.” Based on the Fund's strategy disclosure, it does not appear that the Fund is investing in instruments that pay interest based on LIBOR (e.g., certain derivatives or leveraged loans). Please explain

Mr. Aaron Brodsky
U.S. Securities and Exchange Commission
November 7, 2023

why this is a principal risk for the Fund given the Fund’s current strategy disclosure.

Response: The Registrant confirms that it has removed “IBOR risk” from the Fund’s principal risks disclosure.

Fund Summaries--Principal Investment Strategies (Tax-Free Fund) (pages 11 – 12)
18.
Comment: The second sentence of the second paragraph references securities with short durations. Please consider explaining the concept of duration and including a brief example.

Response: The Registrant has added the following disclosure after the second sentence of the second paragraph:

“Duration measures a bond’s sensitivity to interest rates by indicating the approximate change in a bond or bond fund’s price given a 1% change in interest rates. Bonds and other fixed income securities with longer maturities or duration generally are more sensitive to interest rate change. For example, if the Fund holds a portfolio of securities with an effective duration of five years and interest rates rise 1%, the principal value of such securities could be expected to decrease by approximately 5%.”

19.
Comment: The first sentence of the sixth paragraph indicates that the Manager will assess a security based on certain sustainability factors. Please disclose, if accurate, that an investment could be made in a security that scores poorly on ESG if it scores strongly on other non-ESG factors that are considered.

Response: The following sentence has been added at the end of the sixth paragraph: “The Fund may invest in securities with a sustainability score of 3 if, in the Manager’s view, such security meets the Fund’s investment objective.”

20.
Comment: The last sentence of the seventh paragraph indicates that the Fund may concentrate its investments in certain types of bonds or in a certain segment of the municipal bond market in certain scenarios. The Fund has a fundamental policy not to concentrate in the securities of issuers in any one industry. Please clarify how reserving discretion to concentrate investments in certain types of bonds or certain segments of the municipal bond market is consistent with that policy. For example, clarify that no more than 25% of the Fund's assets will be invested in any one industry.

Response: The Fund will not concentrate its investments and, accordingly, the Registrant has revised the language to clarify this point:

“The Fund may invest to a greater extent in certain types of bonds or in a certain segment of the municipal bond market when the supply of bonds in other sectors does

Mr. Aaron Brodsky
U.S. Securities and Exchange Commission
November 7, 2023

not suit its investment needs.”

How We Manage the Funds—Our principal investment strategies (Tax-Free Fund)
(pages 18 – 19)
21.
Comment: The first sentence of the sixth paragraph references the potential for certain sustainability factors to have a positive impact on the “community.” Please clarify what community this is referencing.

Response:  The Registrant has revised the first sentence of the sixth paragraph as follows: “During the security selection process, the Manager will assess each security based on certain sustainability factors and for the potential for such factors to have a positive impact on the local community where the municipal debt obligations are issued.”

22.
Comment: The Fund should also describe its due diligence practices in applying its screening criteria to portfolio companies (e.g., does it perform its own independent analysis of issuers, or does it rely exclusively on third party data?). Please also explain: (1) whether the Fund’s ESG criteria are applied to every investment it makes, or only to some of its investments; and (2) whether ESG is the exclusive factor considered, or whether it is one of several factors.

Response: The Registrant has revised the sixth paragraph under the Fund’s principal investment strategies section as follows:

“During the security selection process, the Manager will assess each security based on certain sustainability factors and for the potential for such factors to have a positive impact on the local community where the municipal debt obligations are issued. A score is determined based on environmental, social and governance factors. Environmental factors include, but are not limited to, compliance with environmental regulations, flood and earthquake risk, pollution and climate impact. A security’s social factors include, but are not limited to, demographics, labor management, community relations and affordability. Governance factors include, but are not limited to, management oversight, transparency, and disclosure practices. The Manager relies on its internal credit team of analysts that assign internal ratings and ESG scores to all potential investments. The Manager will assign a sustainability score of 3 to securities with neutral sustainability related characteristics, a score of 1 or 2 to securities with positive sustainability characteristics, and a score of 4 or 5 with negative sustainability characteristics. A security with a score of 4 or 5 is automatically disqualified from inclusion in the Fund’s portfolio. The Manager will seek to sell a security held by the Fund if the security’s sustainability score drops below 3 and, in the Manager’s view, the change in score is not temporary. The Fund may invest in securities with a sustainability score of 3 if, in the Manager’s view, such security meets the Fund’s investment objective.”

Mr. Aaron Brodsky
U.S. Securities and Exchange Commission
November 7, 2023

Financial highlights (page 46)
23.	Comment: Because the Fund is a new fund with seed capital, please provide audited financial statements.

Response: The Fund has included the audited financial statements in the Fund’s pre-effective amendment to the Fund’s Initial Filing.

STATEMENT OF ADDITIONAL INFORMATION
Investment Objectives, Restrictions, and Policies (Fundamental Investment Restrictions)
24.	Comment: Please revise disclosure to clarify that the Fund will consider investments of its underlying investment companies when determining the Fund's compliance with its concentration policy.

Response: The Registrant has revised the disclosure by adding the following after the statement of the Funds' concentration policy: “A Fund may invest in other investment companies that may concentrate their assets in one or more industries. A Fund may consider the concentration of such other investment companies in determining compliance with the Fund's concentration policy to the extent the Fund has sufficient information about such investments.”

Investment Strategies and Risks, Specific Securities and Investment Practices, Options, Futures and Other Derivatives Strategies, Speculative Position Limits
25.
Comment: The fourth sentence indicates that current federal position limits established by the CFTC apply to certain agricultural commodity positions. Effective 3/15/2021, the CFTC expanded speculative position limits beyond certain agricultural contracts to also cover certain energy and metals contracts. Please revise this disclosure as appropriate to reflect the CFTC's current position limit rules.

Response: The Registrant has revised the disclosure to reflect the CFTC’s current speculative position limits rules, which apply to agricultural contracts as well as energy and metals contracts.

Investment Strategies and Risks, IBOR Transition Risk
26.
Comment: The last sentence of the second paragraph states that the most common tenors of USD LIBOR “will cease publication as of June 30, 2023.” Please confirm that this and other references to LIBOR throughout the filing remain accurate in light of the 6/30/23 cessation of U.S. dollar LIBOR tenors.

Response: The Registrant has revised the disclosure in light of the cessation of LIBOR to state that the most common tenors of USD LIBOR (overnight and 1-, 3-, 6- and 12- month) ceased publication as of June 30, 2023.

Management of the Trust, Trustees and Officers

Mr. Aaron Brodsky
U.S. Securities and Exchange Commission
November 7, 2023

27.	Comment: Please disclose an estimate of future compensation that would be made pursuant to an existing agreement. See Instruction 2, Item 17(c).

Response: The Registrant has included an estimate of future compensation in the SAI.

PART C
ITEM 28. EXHIBITS
28.	Comment: Please confirm the Fund will file a fidelity bond under Form 40-17G.

Response: The Registrant so confirms.

29.	Comment: Please confirm that the legality opinion to be filed as exhibit (i) will be consistent with Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings (October 14, 2011).

Response: The Registrant so confirms.

30.	Comment: Please include indemnification provisions required under Rule 461(c) under the 1933 Act and § 17(h) and (i) under the 1940 Act.

Response: The Registrant confirms that it will include the required indemnification provisions in a subsequent pre-effective amendment to the Fund’s Initial Filing.

Signature Page
31.
Comment:  We note that the Board of Trustees has not been entirely selected and that the registration statement has been signed by only one Trustee. Please ensure that once the Board of Trustees has been properly constituted, a pre-effective amendment to the registration statement will be signed by a majority of Trustees, as well as the required officers of the Trust. See Section 6(a) of Securities Act.

Response: The Registrant confirms that the Registrant’s first pre-effective amendment to its registration statement will be signed by a majority of Trustees and the required officers of the Trust.

GENERAL COMMENTS
32.
Comment:  We note that many portions of your filing are incomplete or to be updated by amendment (e.g., fee tables, financial statements, information regarding Trustees, auditor’s report, consent). Further, a full financial review must be performed prior to declaring the registration statement effective. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on supplemental information supplied, or on exhibits added in any

Mr. Aaron Brodsky
U.S. Securities and Exchange Commission
November 7, 2023

pre-effective amendment.

Response: The Registrant acknowledges the Staff’s comment.

33.	Comment: Please advise us if you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement.

Response: The Registrant has not submitted, and at this time does not expect to submit, any exemptive applications or no-action requests in connection with the registration statement.

34.
Comment:  Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

Response:  The Registrant acknowledges the Staff’s comment.

*   *   *   *   *

Please direct any questions or comments relating to this filing to me at (312) 964-3505.

Sincerely,

/s/ Mark R Greer
Mark R. Greer

cc:	Catherine DiValentino, Macquarie Asset Management
Bruce Leto, Stradley Ronon Stevens & Young LLP
Michael Spratt, U.S. Securities and Exchange Commission
Thankam Varghese, U.S. Securities and Exchange Commission